Exhibit (a)(57)

Joseph B. Leonard

Chairman & CEO

June 5, 2007

To: The Members of the Board of Directors of Midwest Air Group

John F. Bergstrom	James Boris
Ulice Payne, Jr.	Samuel K. Skinner
Elizabeth T. Solberg	Richard H. Sonnentag
Frederick Stratton, Jr.	David H. Treitel
Timothy E. Hoeksema

The events of the past week provide reason for all of us to step back from the rhetoric and evaluate where we find ourselves. Two respected, independent corporate governance experts have separately concluded that your Management’s strategy of “just say so” has transitioned from a tactic to a disregard for shareholder interests and a reason to begin to change the composition of your board. In this same week your Management has announced the details of its long term business plan which has to date served as the primary basis for the “just say no” strategy with a resounding silence of endorsement from Wall Street or airline industry observers.

We respect your admiration and support for a management that has created a strong brand with a well-deserved reputation for quality. Several of you have served on the Midwest board for many years and understand the challenges that the company has faced from its earliest days in a dynamic airline marketplace. From our first conversations with Midwest Management we have made clear our desire to work cooperatively to take the best from each of our companies and create for our shareholders, employees and the communities that we serve a strong, viable national airline able to compete and grow well into the future.

We listened with great interest last week to the outline of the Midwest strategic plan presented last week. I suppose we should be flattered as the plan seems to endorse the AirTran Airways business model – though it lacks the efficiencies, cost structure or market strength of either our current or, more importantly, our proposed combined network.

While AirTran has outlined, in detail, a viable plan for the merged carriers and the expected substantial benefits to shareholders, employees, vendors and the communities served, Midwest Management continues to mete out pieces of a plan that will not be realized for several years and by their own admission faces serious

Midwest Air Group

Board of Directors

June 5, 2007

technological hurdles and no clear path to implementation. We have serious doubts about the revenue projections of the Midwest plan and the ability to execute on this plan.

I’m sure this latest announcement was intended to encourage investors; I believe it had the opposite effect. Rather than providing confidence in Management’s standalone plan, it highlighted the weakness of the plan which again relies on optimistic assumptions for costs, yields and a benign competitive environment. As they did in 2003, 2004 and 2005 annual report to shareholders, Management characterized the next two years as “transition” years; again asking shareholders and other stakeholders to be patient.

Those aspects of the Standalone Plan that have been outlined publicly to date have been presented with great fanfare, but don’t hold up to scrutiny.

The regional jet program is presented as a significant revenue production program, but there is no discussion of the cost. These programs generally require the sponsor airline to guarantee the cost of operation, including fuel, and a profit margin. Under the most optimistic cost assumptions, the revenue projections made by the company, if they can be achieved, would result in only minimal margin contribution. This planned program is expected to be fully deployed by October 2007, but was not enough to offset the earnings erosion Midwest is already forecasting. Likewise the added value Management placed on the two used MD80’s is questionable in that at the assumed $25 million per aircraft, these planes would produce 65% more revenue than the fleet average with no explanation for this remarkable improvement.

Midwest also took the unusual step of announcing a Memorandum of Understanding, not a definitive agreement, for a code share plan with Northwest Airlines (NWA). Initially this was announced with vague terms and no projection for it’s impact on revenues or costs. Based on last weeks announcement, Midwest plans to code share on a limited number of markets with NWA, but expects a range of $10-20 million in revenue. There are 1,874 markets the two carriers can potentially dual code based on July 2007 schedules; Midwest announced they would code share on 250 markets, or approximately 13% of the total. Using standard industry code share analysis (the Airline Planning Group APGDat system) and assuming all 1,874 potential markets are included with the most favorable assumptions, the revenue projection would range from $10-11 million. Given the small number of markets now included, which demonstrates the limited connectivity of their two networks, it is unlikely that the value of this proposal would produce any more then $1.5 to $2.0 million in revenue. This revenue is not without costs; as supporting these types of agreements is exceedingly complex, particularly with the introduction of numerous international destinations. Regardless, based on the presentation this value cannot be realized until aircraft seating is expanded starting in Mid-2008. Code share has rarely been a growth vehicle or effective solution. In fact, every carrier that has filed for chapter 11 protection over the past several years has had a code share agreement.

Midwest Air Group

Board of Directors

June 5, 2007

In addition, NWA serves all 45 of the cities that Midwest Airlines flies to, therefore this agreement doesn’t create a single new city pair or enhance competition or consumer benefits; particularly in Milwaukee and Kansas City. In fact, an alliance between the two largest carriers in Milwaukee is likely to reduce competition, increase fares, harm consumers and raise significant anti-trust issues.

The newest aspect of the Standalone Plan, the introduction of a mixed product offering of Signature and Saver seating, raises additional concerns about the credibility of the revenue forecasts and Midwest’s ability to implement the strategy. Even before discussing the benefits of this new product, there was a lengthy discussion on the apparently five year long deliberation over the need for this strategy followed by a litany of caveats that will prevent implementation for at least another year. The only thing that seemed to be clear is the determination to have 40 Signature Seats and 59 Saver seats on the Boeing 717 and that there would not be a third flight attendant, but no clear idea of which fares will qualify for better seating, how much the upgrade fee will be or how it will be offered or collected. There are other practical problems and significant lead times involved with seat orders and certification. Despite these uncertainties, Management asserted it would create $30-35 million in value with implementation beginning mid-2008.

There is significant execution risk in this mixed product offering:

•	There is no planned development or clear path for the point of sale technology to support this concept.
•

Distribution systems (Midwest Reservations system, website, travel agent systems, and online agencies such as Expedia) do not support the concept of selling service fees related to seating and are not likely to develop it to support Midwest.

•	Differentiating fares within the same compartment of an aircraft by seat type will create significant complexities from both a yield management perspective and customer service delivery.
•	This plan will limit the opportunities for revenue maximization when demand for “typical business fares” exceeds 40 and yields will be suboptimal.
o	Customers will either be overcharged for “Saver” seats or charged less than they are willing to pay for a flight.
•	Conversely, when “Saver” demand exceeds 59, if customers do not opt for upgrade fees, discount inventory will be limited or “Signature” seating will be sub-optimized.

In addition to the technological hurdles, the Standalone Plan seems to rely on significant yield increases from current business passengers. The plan as outlined contemplates adding leisure seats to the aircraft at lower average fares, but through a combination of upgrade fees and “sell-up” opportunities raise the overall unit revenue.

Midwest Air Group

Board of Directors

June 5, 2007

In short, current business passengers will pay substantially more than they are today in order for the plan to be realized. However, on the conference call discussing this strategy, Management expressed concerned over weakening yields, stating any near term gains from the NWA code share (which is still only an MOU) or other efforts might offset weaker yields, but declined to confirm previous guidance for second quarter or full year EPS. Given this, it is hard to see how any reasonable investor would place much value in the plan.

In fact, since Management’s conference call no Wall Street analysts have updated their model to incorporate the value of the company’s recent announcement. In discussions with your investors little value is being ascribed to the strategic initiatives which are seen as too little and too late in contributing to the long term value of MEH stock.

For purposes of illustration, a simple example estimating the value of the NWA code share and the seat reconfiguration based on Managements optimistic guidance is provided:

Value of NWA Code Share & New Seat Configuration	$47.5	MM
Margin @ 67%	$31.8	MM
Net of tax (38% rate, Fed & State)	$19.7	MM
Diluted Shares	24.5	MM
2009 Incremental EPS net of tax	$0.81
2008 Consensus EPS net of tax	$0.59
Proforma 2009 net of tax EPS	$1.40
P/E Multiple	10
Implied 2009 share price	$13.95
Discount rate	15%
Implied 2008 Share Price	$12.13

This example assumes that MEH can achieve the 2009 revenue targets it has disclosed using a 15% hurdle rate and a 10X multiple. It presumes that MEH is able to solve the aforementioned technology issues. It also assumes that your customers accept the degradation in service they have previously experienced and the imposition of higher fares that will be required to purchase 2x2 seating. Based on the projected share price of approximately $12.00 per share, AirTran’s offer represents a substantial premium for shareholders today versus waiting until 2009.

As we mentioned earlier, Institutional Shareholder Services (ISS) and Glass-Lewis have issued reports this past week after evaluating the proposed plans following meetings with management from both Midwest and AirTran. These nationally recognized shareholder advisory services each concluded that Midwest should be in

Midwest Air Group

Board of Directors

June 5, 2007

negotiations with AirTran. A failure to do so led to both groups to recommend that shareholders submit proxies in favor of the AirTran candidates for the Midwest board.

Glass Lewis noted:

“We believe the Midwest board of directors has failed to undertake actions that could prove beneficial to shareholders…it is clear that a significant number of shareholders believe the offer is financially favorable.”

“We find it concerning that the board continues to ignore shareholder sentiment. Furthermore, considering that management recently lowered its full year earnings estimates, we believe that shareholders should be concerned that the board has not explored more strategic options, including, discussions with AirTran.”

ISS concluded:

“it should be noted that AirTran’s offer is approx. 15 percent above that range of stand-alone values. Furthermore, it is arguable as to whether the company can continue as a stand alone entity, given that with the entry of low cost carriers and reemergence of network airlines the competitive pressures would increase going forward.”

“We believe that the board should engage in negotiations with AirTran regarding its offer. We recognize that a turnaround at the company and industry level and the recently announced strategic plan have played a role in reaching valuation levels close to AirTran’s offer. However, we also note that the stock is trading below the offer and that a significant number of shares have been tendered.”

“We believe that the inclusion of three dissident nominees on Midwest’s board may help a more objective evaluation of the company’s strategic alternatives.”

“On balance this concern is outweighed by the need to exhibit a willingness to explore strategic alternatives that would create shareholder value in light of the market events surrounding AirTran’s offer.”

As noted by both independent evaluations, a significant majority of shareholders have clearly stated their desire to complete this transaction with more than 61% of non-management/board shares tendered to AirTran. A failure to heed these sentiments not only harms shareholders, but will once again deprive employees of an opportunity for growth and advancement and deny the communities served, especially the Greater Milwaukee Area, the clear economic benefits outlined in the AirTran merger proposal.

Midwest Air Group

Board of Directors

June 5, 2007

Much of the public concern that you have expressed with our offer seems to stem from what Midwest characterizes as the “credibility” of our business plan for the combined companies. We are fully prepared to meet with you and Midwest’s management to set out, without the benefit of a confidentiality agreement, all of the assumptions on which our plan is based. We will share with you our experience in developing small markets and let you question and test the application of our past history to our plans for the combined companies.

We believe that it would also be useful for us to have a candid discussion of AirTran’s current and future business prospects. We have been continuously profitable since 1999 and most Wall Street analysts are very positive about our success continuing into the future. Our 1st Quarter 2007 profits, a traditionally weak quarter for us, represent an $11.3 million improvement over the 1st Quarter of 2006. On a non-fuel basis, our costs are the lowest in the industry and within the next 24 months we fully expect that our all-in costs will be below those of the industry leader Southwest Airlines. We have a solid track record of delivering solid and profitable results but we are continuously working to improve that record which we why we see great value in a combination of our companies.

We also note that the State of Wisconsin Investment Board, according to its published report entitled “FY 2006 Schedule of Investments” holds over 200,000 shares of stock in AirTran. Through its actions, it would appear that the State of Wisconsin’s own pension agency, acting as a prudent trustee for state employees, agrees with Wall Street.

Now is the time for us to move forward. We have a window of opportunity to build a great airline that combines the best that each of us bring to the marketplace. We are prepared to meet with you or your representatives at any time.

Sincerely,

/s/ Joseph B. Leonard
Joseph B. Leonard